UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CUREVAC N.V.

 (Name of Issuer)

Common Shares € 0.12 par value

(Title of Class of Securities)

N2451R105

(CUSIP Number)

Pierre-Emmanuel Perais
Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
+1 212 903 9046

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N2451R105	13D	Page	2	of	4	Pages

1	NAMES OF REPORTING PERSONS
KfW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,871,441*

	8	SHARED VOTING POWER
115,601,965**

	9	SOLE DISPOSITIVE POWER
29,871,441*

	10	SHARED DISPOSITIVE POWER
115,601,965**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,601,965**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.08%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW with the Securities and Exchange Commission (the “SEC”) on August 24, 2020 (the “Schedule 13D”).

** Based on the 29,871,441 common shares (the “Common Shares”) of CureVac N.V. (the “Issuer”) held by KfW and 85,730,524 Common Shares which are subject to the Shareholders’ Agreement dated as of June 16, 2020, as entered into by and among KfW, dievini and Dietmar Hopp and as amended by Supplement to the Shareholders’ Agreement dated as of August 14, 2020 and by Second Supplement to the Shareholders’ Agreement dated as of January 13, 2022 (as amended from time to time, the “Shareholders’ Agreement”) and beneficially owned by Dievini Hopp BioTech holding GmbH & Co. KG (“dievini”), DH-LT-Investments GmbH (“DH-LT”), Zweite DH Verwaltungs GmbH (“Zweite”), 4H invest GmbH (“4H Invest”), Bohlini Invest GmbH (“Bohlini”) and MH-LT Investments GmbH (“MH-LT”) as set forth in (i) the Statement of Beneficial Ownership on Schedule 13D/A (Amendment No. 6) filed by dievini, DH-LT, DH-Capital GmbH & Co. KG, OH Beteiligungen GmbH & Co. KG, Dietmar Hopp, Oliver Hopp, Daniel Hopp, DHFS II Holding GmbH & Co. KG and Zweite on November 14, 2022, (ii) the Statement of Beneficial Ownership on Schedule 13D/A (Amendment No.1) filed by MH-LT and Dr. Matthias Hothum on November 14, 2022, (iii) the Statement of Beneficial Ownership on Schedule 13D/A (Amendment No. 2) filed by Bohlini and Prof. Dr. Friedrich von Bohlen und Halbach on November 14, 2022, and (iv) the Statement of Beneficial Ownership on Schedule 13D/A (Amendment No.2) filed by 4H Invest and Dr. Christof Hettich on November 14, 2022.

*** Based on 221,981,253 Common Shares outstanding as set forth in the prospectus supplement (the “Prospectus Supplement”) filed by the Issuer with the SEC on February 9, 2023.

CUSIP No.	N2451R105	13D	Page	3	of	4	Pages

This Amendment No. 4 to the Schedule 13D (the “Amendment No. 4”) amends and supplements the Schedule 13D, as amended by Amendment No. 1, dated as of January 29, 2021 (the “Amendment No. 1”), Amendment No. 2, dated as of October 15, 2021 (the “Amendment No. 2”) and Amendment No. 3, dated as of January 13, 2022 (the “Amendment No. 3”), to account for the offering of 27,027,028 Common Shares by the Issuer as set forth on the Prospectus Supplement. Except as amended and supplemented by the Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer.

The information required by Items 5(a)–(b) is set forth in Rows 7–13 of the cover page of the Reporting Person and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1
Shareholders’ Agreement dated as of June 16, 2020 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)

2
Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

3
Relationship Agreement dated as of July 17, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

4
Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

5
Supplement to the Shareholders’ Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)

6
Second Supplement to the Shareholders’ Agreement (Exhibit No. 2) dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 6 of the Statement of Beneficial Ownership on Schedule 13D (Amendment No. 3) filed by KfW on January 13, 2022.)

CUSIP No.	N2451R105	13D	Page	4	of	4	Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

KfW

	By:	/s/ Jan Klasen
Name: Jan Klasen
Title: First Vice President

	By:	/s/ Felix Freitag
Name: Felix Freitag
Title: Abteilungsdirektor

ANNEX A

The following sets forth the name, position, principal occupation and citizenship of each member of the executive board of KfW as set forth on the website of KfW as of Febuary 13, 2023.

EXECUTIVE BOARD

Name	Principal Occupation or Employment	Business Address	Citizenship
Stefan Wintels	CEO of KfW	(1)	Germany
Christiane Laibach	Member of the Executive Board of KfW	(1)	Germany
Melanie Kehr	Member of the Executive Board of KfW	(1)	Germany
Bernd Loewen	Member of the Executive Board of KfW	(1)	Germany
Dr Stefan Peiß	Member of the Executive Board of KfW	(1)	Germany
Katharina Herrmann	General Manager of KfW	(1)	Germany(1)

(1)	Palmengartenstrasse 5-9, 60325 Frankfurt am Main, Germany

Exhibit Index

Exhibit No.	Description
1
Shareholders’ Agreement dated as of June 16, 2020 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)

2
Investment and Shareholders’ Agreement dated as of July 17, 2020, by and among CureVac AG and several shareholders. (Incorporated herein by reference from Exhibit 3.5 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

3
Relationship Agreement dated as of July 17, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and Dietmar Hopp, dated July 17, 2020. (Incorporated herein by reference from Exhibit 3.7 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

4
Form of Registration Rights Agreement dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG and DH-LT-Investments GmbH. (Incorporated herein by reference from Exhibit 4.1 of CureVac N.V.’s prospectus on Form F-1 of CureVac N.V. (No. 333-240076) filed with the SEC on August 10, 2020.)

5
Supplement to the Shareholders’ Agreement (Exhibit No. 1) dated as of August 14, 2020, by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 5 of the Statement of Beneficial Ownership on Schedule 13D (No. 005-91630) filed by KfW on August 24, 2020.)

6
Second Supplement to the Shareholders’ Agreement (Exhibit No. 2) dated as of January 13, 2022 by and among KfW, dievini Hopp BioTech holding GmbH & Co. KG, Dietmar Hopp and DH-LT Investments GmbH. (Incorporated herein by reference from Exhibit 6 of the Statement of Beneficial Ownership on Schedule 13D (Amendment No. 3) filed by KfW on January 13, 2022.)